August 19, 2025

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

       Re: Vistek Limited
           Amendment No. 8 to Registration Statement on Form F-1
           Filed July 31, 2025
           File No. 333-284559
Dear Teck Hong Ho:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Registration Statement on Form F-1
Business, page 79

1. We note your revised disclosures that you were awarded two new contracts from two major customers, and also that your two major customers account for over 90% of your revenue. Please revise this section as appropriate to disclose the term of such contracts and the type of work the contracts cover. In addition, to the extent Item
       601(b)(10)(ii)(B) applies to either of the contracts, please file such agreement as an exhibit to your registration statement.
Our Growth Strategies, page 89

2. We refer to your statement that over 80% of your workforce as of May 31, 2025 were foreign workers, you need additional dormitories to house the foreign workforce, and
 August 19, 2025
Page 2

       that as part of your growth strategy, you plan to use some of your proceeds to build and operate a dormitory. However, we also note that your current Use of Proceeds disclosure no longer refers to this planned use of your proceeds. Please revise to reconcile your disclosures.
Note - 2 Summary of Significant Accounting Policies, page F-8

3. In an amended filing, please provide the enhanced information required by ASU No.
       2023-07, Segment Reporting (Topic 280): Improvements to Reportable
Segment
       Disclosures.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Yuning    Grace    Bai, Esq.